MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 6 February 2024 16:00

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
06.02.2024 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: Morgan Stanley City of registered office, country: Wilmington, Delaware, United States of America (USA)   30 Jan 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 2.27% 7.77% 10.05% 37655137 Previous notification 2.13% 7.77% 9.90% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 855966 0.00% 2.27 % Total 855966 2.27 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Equity Call Option 16.02.2024 at any time 25000 0.07%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Right of recall over securities lending agreements at any time at any time 322308 0.86 %     Total 347308 0.92 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Equity Put Option 19.12.2025 at any time Physical 2000000 5.31 % Retail Structured Product From 28.03.2067 to 19.06.2067 at any time Cash 8 0.00 % Equity Swap From 24.02.2026 to 13.07.2026 at any time Cash 579728 1.54 %       Total 2579736 6.85 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more)

Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, LLC % % % Morgan Stanley Capital Services LLC % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley & Co. LLC % % % - % % % Morgan Stanley % % % Morgan Stanley International Holdings Inc. % % % Morgan Stanley International Limited % % % Morgan Stanley Investments (UK) % % % Morgan Stanley & Co. International plc % 5.40% 5.56% - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 06.02.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Morgan Stanley & Co. LLC % % % Prime Dealer Services Corp. % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Smith Barney LLC % % % Proportion of voting rights Proportion of instruments Total of both % % %   05 Feb 2024

Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service